F/V SAN GIOVANNI, LLC

Financial Statements

December 31, 2019



BOOKKEEPING SOLUTIONS

P.O. BOX 51161
PACIFIC GROVE CA 93950
Phone / Fax (831) 884-5107
info.integritybk@gmail.com

DISCLOSURE

Please note that the attached reports are based on figures provided by our client, F/V San Giovanni, LLC. Expenses were categorized based on general vendor rules provided by client. No actual purchase records or receipts were provided to our firm.

Our bookkeeping services do not, and cannot, be relied upon to disclose financial errors, irregularities or illegal acts such as fraud or misappropriation which may exist or take place during the term of our engagement. Incomplete or inaccurate information provided to Integrity Bookkeeping will affect the ability of our firm to perform the services for which it has been retained.

FV San Giovanni LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
TV Commercial	4,000.00
Total Income	4,000.00
Gross Profit	4,000.00
Expense	
Loan Fees	2,996.65
Auto and Truck Expenses	
Fuel & Oil	1,679.86
License & Registration	209.00
Repairs & Service	634.68
Total Auto and Truck Expenses	2,523.54
Bank Service Charges	174.50
Boat Repair and Maintenance	15,188.00
Computer and Internet Expenses	45.00
Equipment Rental	962.50
Fees	10.50
Guaranteed Payments	6,100.00
Legal & Professional	
CPA	2,300.00
Bookkeeping	373.75
Consulting	1,919.00
Total Legal & Professional	4,592.75
Licenses & Permits	782.42
Marina Fees	1,357.38
Meals	292.02
Office Supplies	313.01
Outside Labor	1,500.00
Parking	139.00
Shipping	715.00
Supplies	211.75
Tax	
Federal	1,325.00
LLC	800.00
Property	34.73
Total Tax	2,159.73
Telephone Expense	148.32
Waste Disposal	106.80
Total Expense	40,318.87
Net Ordinary Income	-36,318.87
Net Income	**-36,318.87**

FV San Giovanni LLC
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
BA Checking - 3903	27,128.78
BA Savings 9913	283.38
Total Checking/Savings	27,412.16
Total Current Assets	27,412.16
Fixed Assets	
Trawl Door (8/19)	6,053.24
Life Ring Cabinet (4/19)	423.00
Fixed Assets	
1998 F250 Truck	1,500.00
Fishing Vessel	50,200.00
Improvements	46,442.43
Total Fixed Assets	98,142.43
Accumulated Depreciation	-7,680.00
Total Fixed Assets	96,938.67
TOTAL ASSETS	**124,350.83**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
Loans Receivable	
WeFunder	59,933.00
Total Loans Receivable	59,933.00
Total Long Term Liabilities	59,933.00
Total Liabilities	59,933.00
Equity	
Members Capital	10,000.00
Partner 1 - Elizabeth	
Elizabeth - Contributions	99,364.18
Elizabeth - Draws	-10,207.99
Elizabeth - Equity	-57,836.68
Total Partner 1 - Elizabeth	31,319.51
Partner 2 - Jiri	
Jiri - Contributions	31,378.06
Jiri - Draws	-3,218.00
Jiri - Equity	-18,426.87
Total Partner 2 - Jiri	9,733.19
Partner 3 - Elaine	
Elaine - Contributions	50,200.00
Elaine - Equity	-516.00
Total Partner 3 - Elaine	49,684.00
Net Income	-36,318.87
Total Equity	64,417.83
TOTAL LIABILITIES & EQUITY	**124,350.83**

FV San Giovanni LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-36,318.87
Net cash provided by Operating Activities	-36,318.87
INVESTING ACTIVITIES	
Trawl Door (8/19)	-6,053.24
Life Ring Cabinet (4/19)	-423.00
Net cash provided by Investing Activities	-6,476.24
FINANCING ACTIVITIES	
Loans Receivable:WeFunder	59,933.00
Members Capital	10,000.00
Members Equity	68,472.58
Partner 1 - Elizabeth:Elizabeth - Draws	-15.99
Partner 1 - Elizabeth:Elizabeth - Equity	-51,523.68
Partner 2 - Jiri:Jiri - Equity	-16,432.90
Partner 3 - Elaine:Elaine - Equity	-516.00
Net cash provided by Financing Activities	69,917.01
Net cash increase for period	27,121.90
Cash at beginning of period	290.26
Cash at end of period	27,412.16

FV San Giovanni LLC
Account QuickReport
As of December 31, 2019

Type	Date	Num	Name	Memo	Split	Amount	Balance
Partner 1 - Elizabeth							82,859.18
Elizabeth - Contributions							99,364.18
Total Elizabeth - Contributions							99,364.18
Elizabeth - Draws							-10,192.00
Check	12/24/2019		Netflix	Netflix.com 12/...	BA Checking - ...	-15.99	-10,207.99
Total Elizabeth - Draws						-15.99	-10,207.99
Elizabeth - Equity							-6,313.00
General Journal	01/01/2019	9		Close prior ye...	-SPLIT-	-51,523.68	-57,836.68
Total Elizabeth - Equity						-51,523.68	-57,836.68
Total Partner 1 - Elizabeth						-51,539.67	31,319.51
TOTAL						**-51,539.67**	**31,319.51**

FV San Giovanni LLC
Partner 1 Equity
As of December 31, 2019

Type	Date	Num	Name	Memo	Split	Amount	Balance
Partner 1 - Elizabeth							82,859.18
Elizabeth - Contributions							99,364.18
Total Elizabeth - Contributions							99,364.18
Elizabeth - Draws							-10,192.00
Check	12/24/2019		Netflix	Netflix.com 12/...	BA Checking - ...	-15.99	-10,207.99
Total Elizabeth - Draws						-15.99	-10,207.99
Elizabeth - Equity							-6,313.00
General Journal	01/01/2019	9		Close prior ye...	-SPLIT-	-51,523.68	-57,836.68
Total Elizabeth - Equity						-51,523.68	-57,836.68
Total Partner 1 - Elizabeth						-51,539.67	31,319.51
TOTAL						**-51,539.67**	**31,319.51**

FV San Giovanni LLC
Partner 2 Equity
As of December 31, 2019

Type	Date	Num	Name	Memo	Split	Amount	Balance
Partner 2 - Jiri							26,166.09
Jiri - Contributions							31,378.06
Total Jiri - Contributions							31,378.06
Jiri - Draws							-3,218.00
Total Jiri - Draws							-3,218.00
Jiri - Equity							-1,993.97
General Journal	01/01/2019	9		Close prior ye...	Elizabeth - Equity	-16,432.90	-18,426.87
Total Jiri - Equity						-16,432.90	-18,426.87
Total Partner 2 - Jiri						-16,432.90	9,733.19
TOTAL						**-16,432.90**	**9,733.19**

FV San Giovanni LLC
partner 3 Equity
As of December 31, 2019

Type	Date	Num	Name	Memo	Split	Amount	Balance
Partner 3 - Elaine							50,200.00
Elaine - Contributions							50,200.00
Total Elaine - Contributions							50,200.00
Elaine - Equity							0.00
General Journal	01/01/2019	9		Close prior ye...	Elizabeth - Equity	-516.00	-516.00
Total Elaine - Equity						-516.00	-516.00
Total Partner 3 - Elaine						-516.00	49,684.00
TOTAL						-516.00	49,684.00

FV San Giovanni LLC
Member's Capital
As of December 31, 2019

Type	Date	Num	Name	Memo	Split	Amount	Balance
Members Capital							0.00
Deposit	01/22/2019			Deposit	BA Checking - ...	10,000.00	10,000.00
Total Members Capital						10,000.00	10,000.00
TOTAL						**10,000.00**	**10,000.00**

FV San Giovanni LLC
Members Draw
As of December 31, 2019

Type	Date	Num	Name	Memo	Split	Amount	Balance
TOTAL							0.00

FV San Giovanni LLC
Member's Equity
As of December 31, 2019

Type	Date	Num	Memo	Split	Amount	Balance
Members Equity						-68,472.58
General Journal	01/01/2019	9	Close prior year loss to equity accounts.	Elizabeth - Equity	68,472.58	0.00
Total Members Equity					68,472.58	0.00
TOTAL					**68,472.58**	**0.00**